VIA EDGAR

September 22, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller

Re:	TransCode Therapeutics, Inc.
Withdrawal of Acceleration Request and
Request for Acceleration of Effectiveness
Registration Statement on Form S-1, as amended
File No. 333-274251

Dear Mr. Buchmiller,

Reference is made to the letter of TransCode Therapeutics, Inc. (the “Company”), filed as correspondence via EDGAR on September 15, 2023, in which the Company requested (the “First Request”) the acceleration of the effective time and date of Company’s Registration Statement on Form S-1 (File No. 333-274251) (the “Registration Statement”) to 5:00 p.m., Eastern time, on September 19, 2023. The Company has filed an Amendment No. 2 to the Registration Statement, dated September 22, 2023 and, as you have requested, formally withdraws the First Request.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the effective date and time of the Company’s Registration Statement be accelerated to September 26, 2023, at 5:00 p.m., Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Finnbarr Murphy at (212) 459-7257.

If you have any questions regarding this request, please contact Michael Bison and Finnbarr Murphy of Goodwin Procter LLP via telephone at (617) 570-1933 and (212) 459-7257 or via e-mail (MBison@goodwinlaw.com or FMurphy@goodwinlaw.com), respectively.

Sincerely,

TRANSCODE THERAPEUTICS, INC.

/s/ Robert Michael Dudley
Robert Michael Dudley
Chief Executive Officer

cc:	Thomas A. Fitzgerald, TransCode Therapeutics, Inc.
Michael Bison, Goodwin Procter LLP
Finnbarr Murphy, Goodwin Procter LLP